

Alex Kabir · 2nd

 SideHustle

Managing Director at SideHustle App

Orange County, California Area · 500+ connections ·

Contact info

Experience



Managing Director
SideHustle
Jun 2018 – Present · 1 yr 10 mos
Newport Beach, California

Working to positively impact the lives of a billion people.

Skills & Endorsements

Team Building · 58

 Endorsed by **Robert Davis and 1 other who is highly skilled at this**

Negotiation · 42

Emil Yussuf and 41 connections have given endorsements for this skill

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Management · 38

 Endorsed by **7 people who know Management**

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Accomplishments

3 **Languages**
English · German · Spanish

Interests

 **Amazon**
12,863,875 followers

 **Starbucks**
1,864,180 followers

 **Harvard Business Review**
9,720,581 followers

 **Huawei**
3,232,663 followers

 **Dun & Bradstreet**
101,969 followers

 **Early Adopters of Technology**
454 members

See all